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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F
                             -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                         No   X
                             -----                      -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein is a press release, dated
March 9, 2004, regarding the entering into a Private Equity Credit Line Facility of up to $15 million.















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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   TEFRON LTD.
                                   (Registrant)


                                   By:  /s/ Gil Rozen
                                       ----------------------------------
                                       Name: Gil Rozen
                                       Title: Chief Financial Officer


                                   By:  /s/ Hanoch Zlotnik
                                       ----------------------------------
                                       Name: Hanoch Zlotnik
                                       Title: Finance Manager


Date: March 11, 2004





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                                             NEWS


FINANCIAL
RELATIONS BOARD

FOR YOUR INFORMATION:            RE:  Tefron Ltd.
                                      28 Chida Street
                                      Bnei-Brak  51371
                                      Israel
                                      (NYSE: TFR)

AT THE COMPANY                   AT FINANCIAL RELATIONS BOARD
--------------                   ----------------------------

Mr. Gil Rozen                    Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer
972-3-579-8701
Fax:  972-3-579-8715


           TEFRON LTD. ENTERS INTO PRIVATE EQUITY CREDIT LINE FACILITY
                              OF UP TO $15 MILLION


BNEI-BRAK, ISRAEL, MARCH 9, 2004 - Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, announced today that the Company had entered into a Private Equity Credit Agreement with funds advised by Southridge Capital Management LLC ("Southridge"). Under the agreement, Tefron has an option to call funds from an equity credit line facility provided by Southridge of up to the lesser of $15 million or 19.9% of Tefron's outstanding share capital over the next three years. Under the financing facility, Tefron will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of Tefron's ordinary shares at any one time. The price to be paid by Southridge will be at a discount of 6% to the market price of Tefron ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, Tefron must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by Tefron relating to the shares to be issued to Southridge.

Stephen Hicks, Principal of Southridge, said, "We are most pleased to enter into this relationship with Tefron. The Company is well known and respected for its products among the retail community and we are delighted to be associated with them."

Gil Rozen, Chief Financial Officer of Tefron, stated, "This funding will help us to further improve our financial strength and will better position us for future growth. We appreciate Southridge's confidence in Tefron and look forward to a long and close working relationship with them."

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ABOUT TEFRON

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits, swimwear, beachwear and activewear.

ABOUT SOUTHRIDGE CAPITAL MANAGEMENT

Southridge Capital, located in Ridgefield, Connecticut is a niche investment firm specializing in private placements in the small-cap and micro-cap arena. Since the firm's inception in 1996, Southridge-advised funds have provided in excess of $1.25 billion in growth capital to emerging companies.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.